UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: BNY Mellon Alcentra Opportunistic Global Credit Income Fund

Address of Principal Business Offices (No. & Street, City, State, Zip Code):

c/o BNY Mellon Investment Adviser, Inc.

240 Greenwich Street

New York, New York 10286

Telephone Number (including area code): (212) 922-6400

Name and address of agent for service of process:

Jeff Prusnofsky, Esq.
BNY Mellon Investment Adviser, Inc.

240 Greenwich Street

New York, New York 10286

Copy to:

David Stephens, Esq.

Nicole M. Runyan, Esq.
Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes       ☒    No      ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 1st day of April, 2021.

BNY MELLON ALCENTRA OPPORTUNISTIC
GLOBAL CREDIT INCOME FUND

By:	/s/ Jeff Prusnofsky
Name: Jeff Prusnofsky
Title: Trustee

Attest:	/s/ James Bitetto
Name: James Bitetto
Title: Vice President and Secretary

[Form N-8A—Signature Page]